Exhibit 99.1

Medigus: Viewbix Reports its Financial Results for 2022 with a 114% Growth in Revenues Totaling $97 Million

Viewbix is a subsidiary of Gix Internet whose results are consolidated with Medigus’ financial statements

Tel Aviv, Israel, March 27, 2023 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today that Viewbix Inc. (henceforth “Viewbix”) (OTC: VBIX), 76% owned by Medigus’ subsidiary Gix Internet, (henceforth “Gix”) (42.25% owned by Medigus) (TASE: GIX), a global marketing technology (MarTech) solutions company for online performance-based-marketing, reported its financial results for the fourth quarter and the fiscal year ended December 31, 2022.

Key highlights for the fourth quarter and the fiscal year ended December 31, 2022, include:

●	Revenues for the fiscal year ended December 31, 2022, reached a record high of $96,603 thousand an increase of 114% compared to the fiscal year ended December 31, 2021. In the fourth quarter of 2022, revenues amounted to a record of $30,488 thousand, an increase of 43% compared to the fourth quarter of 2021.

●	EBITDA (Earnings Before Interest, Taxes, Depreciations, Amortizations) for the fiscal year ended December 31, 2022, amounted to $5,535 thousand, an increase of 123% compared to the corresponding period in 2021. For the three-month period ended December 31, 2022, EBITDA amounted to $2,077 thousand, an increase of 68% compared to the corresponding period in 2021.

●	Operating income. Viewbix reached an operating income of $2,726 thousand in the fiscal year ended December 31, 2022 compared to an operating income of $541 thousand in 2021. In the fourth quarter of 2022 the operating income amounted to $1,319 thousand an increase of 125% compared to an operating income of $585 thousand in the fourth quarter of 2021.

●	Net profit for the fiscal year ended December 31, 2022 rose to $1,117 thousand compared to $591 thousand in 2021. In the fourth quarter of 2022 the net profit amounted to $1,147 thousand an increase of 128% as compared to an net profit of $503 thousand in the fourth quarter of 2021.

●	Net cash from operating activities for the full year ended December 31, 2022 amounted to $3,237 thousand, compared to $4,366 thousand in the corresponding period in 2021.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities.

Company Contact:

Tali Dinar
Chief Financial Officer
+972-8-6466-880
ir@medigus.com

Investor Relations Contact:

Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
Or 407-491-4498
Dave@redchip.com